AB * 2/26

09055565

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLOCK-KELLY COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

304 NORTH BROAD STREET
(No. and Street)

MONROE	GEORGIA	30655
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EUGENE KELLY, JR. (404) 267-8100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JAMES A. ROLAND, CPA, LLC
(Name – *if individual, state last, first, middle name*)

1201 PEACHTREE ST., N.E., SUITE 200	ATLANTA	GEORGIA	30361
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 04 2009
THOMSON REUTERS

SEC Mail Processing
Section
FEB 24 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, EUGENE KELLY, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLOCK-KELLY COMPANY, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Eugene Kelly, Jr.
Signature

Pres.
Title

Caralyn F. Hodge
Notary Public

MY COMM. EXPIRES 3/5/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES A. ROLAND, CPA, LLC

SUITE 200, 1201 PEACHTREE STREET NE
ATLANTA, GEORGIA 30361
404 892-0400 FAX 678 567-0879

January 14, 2009

Board of Directors
Block-Kelly Company
Monroe, Georgia

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying statement of financial condition of Block-Kelly Company as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes, examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Block-Kelly Company at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

James A. Roland, CPA, LLC

JAMES A. ROLAND, CPA, LLC
Certified Public Accountant

BLOCK-KELLY COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 31,314	$	$ 31,314
Cash segregated in compliance with federal and other regulations	22,870		22,870
Receivables from brokers or dealers and clearing organizations:			
Omnibus accounts:			
Includible in "Formula for Reserve Requirements"	27,182		27,182
Other	15,000		15,000
Securities owned, at market value:			
Certificates of deposit	326,276		326,276
Property, furniture, equipment at cost, less accumulated depreciation of $17,432			
OTHER ASSETS:			
Miscellaneous		3,723	3,723
TOTAL ASSETS	$422,642	$3,723	$426,365

The accompanying notes are an integral part of this statement.

LIABILITIES AND STOCKHOLDER'S EQUITY

	Liabilities	Non-A.I. Liabilities	Total
LIABILITIES:			
Payable to customers:			
Securities accounts, including free credit balances of $18,783	$18,783		$18,783
Accrued expenses and other liabilities	9,013		9,013
TOTAL LIABILITIES	27,796		27,796
STOCKHOLDER'S EQUITY:			
Common stock, par value $10 a share authorized, issued and outstanding, 1,000 shares			10,000
Additional paid-in capital			356,000
Retained earnings			32,569
TOTAL STOCKHOLDER'S EQUITY			398,569
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY			$426,365

BLOCK-KELLY COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

1. Organization and Nature of Business:

The Company is a securities broker-dealer registered with the Securities and Exchange Commission(SEC) and is a member of FINRA, the Financial Industry Regulatory Authority, formerly known as the NASD, the National Association of Securities Dealers. It is organized as a corporation under the laws of the State of Georgia.

2. Significant Accounting Policies:

a. Securities Transactions. Customers' securities transactions and related commission income and expense are recorded on the trade date.

b. Income Taxes. The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. A corporation making this election is generally not subject to taxation upon its income, such ordinarily being the responsibility of the corporation's shareholder. Accordingly, no provision for income taxes has been made in these financial statements.

3. Cash Segregated Under Federal and Other Regulations:

Cash of $22,870 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

4. Net Capital Requirements:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital and net capital requirements of approximately $394,002 and $250,000 respectively. The Company's net capital ratio was .07 to 1. The net capital rules may effectively restrict the payment of cash dividends.

5. Commitments and Related Party Transactions:

The Company leases its office facilities from the sole stockholder. Expenses include rents of $30,000. The Company also leases an automobile under the terms of an operating lease, which expires December 5, 2009, with lease payments aggregating $10,393 annually. Expenses include auto lease payments of $9,527. Minimum annual future rentals are as follows:

Year	Auto Lease	Office
2009	$9,527	$15,000

END